UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Exhibits 99.2 and 99.3 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of AMTD IDEA Group (File No. 333-264433) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – AMTD IDEA Group Secured US$93.6 Million of Investment at 21.07% Premium Above Yesterday’s Closing Price

99.2	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form

99.3	Consent of Deloitte Touche Tohmatsu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By	:	/s/ Feridun Hamdullahpur
Name	:	Dr. Feridun Hamdullahpur
Title	:	Chairman

Date: April 21, 2023